Exhibit 1
                                                                       ---------


[Desc Logo] [Photograph of Corporate Building]
Desc Announces its Fourth Quarter 2001 Results

Contacts:
--------

Arturo D'Acosta                                                   Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: 5255-5261-8037                                           Tel: 212-406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com


                     Desc Announces its Fourth Quarter 2001 Results
                     ----------------------------------------------

         Mexico D.F. February 19, 2002 - Desc, S.A. de C.V. (NYSE:DES; BMV:DESC) announced today its unaudited results for the fourth quarter ended December 31, 2001. All figures were prepared according to generally accepted accounting principles in Mexico.

         Fourth Quarter 2001 Highlights
         ------------------------------

o Dollar-denominated sales decreased by 13.5%, from US$606 million in the fourth quarter of 2000 to US$524 million in 4Q01.

o During the quarter, Desc operated under adverse macroeconomic conditions, which brought lower sales volumes in the autoparts and chemical sectors. However, given the efforts placed on increasing efficiencies, which resulted in the layoff of approximately 3,500 employees and improved management of working capital, EBITDA decreased in less percentage than sales.

o EBITDA for the fourth quarter of 2001 reached US$ 70 million, a decline of 6.3% when compared to the same quarter of the previous year.

o Desc's financial structure remained solid despite the difficult economic conditions. Desc's debt level as of December 31, 2001 dropped 15% compared to the level reported as of December 31, 2000.

o During 2002, Desc will close 6 unprofitable and non-strategic businesses with combined sales of US$ 64 million and negative EBITDA of US$ 4 million. These actions are in-line with the Company's strategy to focus on key businesses.

         DESC, S.A. DE C.V. AND SUBSIDIARIES
         -----------------------------------

         Table 1.  Consolidated Unaudited Results
         (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
----------------------------------------------------------------------------
   Sales
  (Ps.)(3)  4,858   6,075   -20.0%  20,747  24,471  -15.2%  5,202   -6.6%
----------------------------------------------------------------------------
   Sales     524     606    -13.5%  2,177   2,384   -8.7%    553    -5.2%
  (US$)(1)
----------------------------------------------------------------------------
  Exports
  (US$)(2)   216     246    -12.5%   981    1,038   -5.5%    252    -14.5%
----------------------------------------------------------------------------
 Operating
  Income
   (Ps)(3)   369     390    -5.3%   1,666   2,363   -29.5%   430    -14.2%
----------------------------------------------------------------------------
 Operating
  Income
  (US$)(1)    40      39     2.6%    175     229    -23.6%    46    -12.9%
----------------------------------------------------------------------------
 Operating
  Margin     7.6%    6.4%            8.0%    9.7%            8.3%
----------------------------------------------------------------------------
  EBITDA
  (Ps.)(3)   648     749    -13.4%  2,869   3,599   -20.3%   738    -12.2%
----------------------------------------------------------------------------
-----------
  EBITDA
  (US$)(1)    70      75    -6.3%    302     350    -13.8%    79    -10.9%
----------------------------------------------------------------------------
    Net
 Majority
  Income
  (Ps.)(3)   -179    -211   -15.2%    33     287    -88.4%   -229     NA
----------------------------------------------------------------------------
    Net      -20     -21    -4.4%     2       28    -92.9%   -24      NA
 Majority
  Income
  (US$)(1)
----------------------------------------------------------------------------

1All figures in U.S. dollars for sales, operating income, EBITDA and net income are calculated using monthly figures in current pesos divided by the average monthly exchange rate.
2All export figures are based on real sales invoiced in U.S. dollars.
3All figures in this report are expressed in constant pesos as of December 31, 2001.

Net Sales
---------

During the quarter, dollar-denominated sales declined 13.5% to US$ 524 million compared to US$ 606 million reported during the same quarter of the previous year. This decrease was mainly due to the 10.8% decline in sales of Unik (Autoparts Sector), which resulted from a drop in U.S. auto production. The Chemical Sector posted a 19.0% decline in sales due to a drop in volumes and lower prices, which were partially offset by lower raw material prices. Sales from Dine (Real Estate Sector) declined 43.5% due to the effects of the divestitures of the Santa Fe Shopping Center and the Hotel Four Seasons.

However, the Food Sector registered a 2.9% increase in sales due to the increased volumes in branded products

During 2001, dollar-denominated sales reached US$ 2,177 million, 8.7% below those reported in 2000, with the most significant declines in autoparts and chemicals, 11.3% and 10.5%, respectively.

Graph 1 - Net Sales 4Q01
-------------------------------------------- ----------------------------------
AutoParts Sector                                45%
-------------------------------------------- ----------------------------------
Chemical Sector                                 31%
-------------------------------------------- ----------------------------------

-------------------------------------------- ----------------------------------
Food Sector                                     20%
-------------------------------------------- ----------------------------------
Real Estate Sector                              4%
-------------------------------------------- ----------------------------------

Exports
-------


During the fourth quarter, exports reached US$ 216 million, which represents 41% of total sales. This figure declined 12.5% when compared to the same quarter of the previous year.

On a cumulative basis, exports reached US$ 981 million, 5.5% lower than the figure reported for 2000. This drop was attributed mainly to lower exports in the autoparts sector (-6.9%) and chemical sector (-9.8%) related to the economic slowdown in the U.S.

Operating Income, Margin and EBITDA
-----------------------------------

In 4Q01 operating income increased 2.6%, from US$ 39 million in 4Q00 to US$ 40 million in 4Q01. The operating margin reached 7.6%, which is higher than the 6.4% margin obtained in 4Q00.

This improvement was the result of the timely program implemented in the beginning of 2001 that included the reduction of costs and expenses, rationalization of investments, opportune divestitures of non-strategic assets and the reduction of employees.

For the full year of 2001, operating income was US$ 175 million or 23.6% below the figure reported for the full year of 2000. This was due to:

          |X| The economic slowdown in the U.S. and Mexico, |X| Lower sales volumes in the autoparts and chemical sectors, and |X| Lower margins due to the stronger peso and salary increases expressed in US dollars above the inflation rate.


EBITDA for the fourth quarter of 2001 was US$ 70 million, 6.3% below the US$ 75 million reported in the fourth quarter of 2000.

In 2001, EBITDA reached US$ 302 million, 13.8% below the figure reported in 2000.

Taxes
-----

During the quarter, net taxes posted income of US$ 9 million due to the favorable effect from deferred taxes.

As of December 31, 2001, the accumulated tax provision was US$ 20 million, 63% below the figure reported as of December 31, 2000, due to lower income reported for 2001 and to the positive effects of deferred taxes.

Net Majority Income (Loss)
--------------------------

Net majority loss for the fourth quarter of 2001 was US$ 20 million, which was similar to the figure reported in 4Q00. For the full year of 2001, net majority income was US$ 2 million, which was considerably lower than the figure reported for 2000. This decline was due to lower income and, more importantly, to the reporting of extraordinary charges.

Capital Expenditures
--------------------

In 2001, Desc maintained a low CAPEX level in order to have a healthy financial structure while maintaining an efficient production capacity.

During the fourth quarter of 2001, CAPEX was US$ 18.1 million (see Table 2), the details of which can be found in the discussion of each sector.

                                                         Table 2. CAPEX
                                                  (Figures in millions of US$)

      Sector        CAPEX 4Q01    Divestitures   Net CAPEX 4Q01        CAPEX        Divestitures FY       Net
                                      4Q01                            FY 2001             2001         CAPEX 2001
--------------------------------------------------------------------------------------------------------------------
    Autoparts          6.3           -26.2           -19.9             67.9              -45.9            22.0
--------------------------------------------------------------------------------------------------------------------
     Chemical          -2.0           0.0             -2.0             12.3               0.0             12.3
--------------------------------------------------------------------------------------------------------------------
       Food            4.7            0.0             4.7              17.8               0.0             17.8
--------------------------------------------------------------------------------------------------------------------
   Real Estate         9.1            0.0             9.1              80.7              -122.0          -41.3
--------------------------------------------------------------------------------------------------------------------
   Desc Holding        0.0            0.0             0.0               0.0               -1.7            -1.7
--------------------------------------------------------------------------------------------------------------------
Total Investments      18.1          -26.2            -8.1             178.7             -169.6           9.1
    in Assets
--------------------------------------------------------------------------------------------------------------------

*Includes US$30 million used to increase Dine's stake in the Bosques de Santa Fe project.

Debt Structure
--------------

As illustrated in Table 3, Desc's net debt as of December 31, 2001 posted a significant decline of US$ 164 million compared to 2000 due to the divestiture of non-strategic assets, the reduction of working capital and the cost and expense reduction programs.

Compared to 3Q01, net debt registered a slight increase of US$ 6 million due to working capital needs.

                                                    Table 3. Debt Breakdown
                                                  (Figures in millions of US$)
------------------------------------------------------------------------------------------------
                              31-Dec-01   30-Sep-01   30-Jun-01     31-Mar-01    31-Dec-00
------------------------------------------------------------------------------------------------
                      Cash      148          190           162           98           160
------------------------------------------------------------------------------------------------
                Total Debt    1,090         1,126         1,186        1,225         1,266
------------------------------------------------------------------------------------------------
                  Net Debt      942          936          1,024        1,126         1,106
------------------------------------------------------------------------------------------------
        Interest Coverage*     3.3x          3.3x         3.0x          2.9x          3.1x
------------------------------------------------------------------------------------------------
                         * (EBITDA + Interest Income) / Interest Expense for last 12 months

The debt profile remains at 70% in long-term debt and 30% in short-term debt. Of the total short-term debt, Desc has both cash available as well as credit lines with financial institutions for refinancing of these liabilities. At the end of 2001, the debt composition was 77% dollar-denominated and 23% pesos-denominated. The average cost of debt at December 31, 2001 was 5.0% in dollars and 10.3% in pesos, which is a significant improvement compared to that of December 2000 when the average rate was 8.5% in dollars and 18.6% in pesos.

Divestitures
------------

Desc continued its divestiture process and during the fourth quarter swapped its 60% stake in the valve business for TRW's 40% stake in the piston business. Through this swap, Unik maintained 100% of the pistons, pins, and tappets business.

Other extraordinary charges and expenses
----------------------------------------

During the quarter other expenses and extraordinary charges of US$ 65 million were reported. On a cumulative basis, US$ 98 million was reported of which US$ 56 million were non-cash. These charges were the result of the corporate restructure that the Company initiated in the middle of 2001. Desc doesn't expect these type of charges in the future.

The extraordinary charges are as follows:

          |X| Provisions and severance packages (approximately US$ 32 million), |X| Lower fixed assets and inventories due to the closing of 6
               businesses (approximately US$ 42 million), and |X| Goodwill Amortization (US$ 12 million).


Cancellation of Shares Repurchased
----------------------------------

The general ordinary and extraordinary shareholders' meeting that took place in November 2001 approved the cancellation of shares repurchased by the Company.

These shares are broken down as follows:

                           Desc A  48,785,000
                           Desc B  60,088,140
                           Desc C  43,411,155


National Technology Award
-------------------------

Two companies in the chemical sector, Dynasol Elastomeros S.A. de CV. and El Centro de Investigacion y Desarrollo Tecnologico S.A. De CV., were decorated with this important award, which demonstrates Desc's commitment to innovation and advances that are essential to the market.

                                Results by Sector

Unik [Unik Logo]
(Autoparts)

The following table (Table 4) shows the figures obtained from the Autoparts business.

                                                     Table 4. Unik Figures
                              (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
---------------------------------------------------------------------------------------------------------------------
                                                      4Q01                          2001
                                                       vs.                           vs.                    4Q01 vs.
                                4Q01        4Q00      4Q00     FY 2001   FY 2000    2000        3Q01        3Q01
---------------------------------------------------------------------------------------------------------------------
         Sales (Ps.)             2,181      2,646     -17.6%     9,398     11,417     -17.7%      2,324     -6.2%
---------------------------------------------------------------------------------------------------------------------
         Sales (US$)              235        264      -10.8%      985       1,111     -11.3%       247      -4.9%
---------------------------------------------------------------------------------------------------------------------
        Exports (US$)             146        157       -6.8%      639        687       -6.9%       156      -6.1%
---------------------------------------------------------------------------------------------------------------------
    Operating Income (Ps.)        236        307      -23.1%     1,032      1,670     -38.2%       249      -5.4%
---------------------------------------------------------------------------------------------------------------------
    Operating Income (US$)        25         31       -17.1%      108        162      -33.2%       27       -4.2%
---------------------------------------------------------------------------------------------------------------------
       Operating Margin          10.8%      11.6%                11.0%      14.6%                 10.7%
---------------------------------------------------------------------------------------------------------------------
         EBITDA (Ps.)             399        450      -11.4%     1,711      2,269     -24.6%       422      -5.5%
---------------------------------------------------------------------------------------------------------------------
         EBITDA (US$)             43         45        -4.2%      180        221      -18.6%       45       -4.2%
---------------------------------------------------------------------------------------------------------------------

During the quarter sales expressed in dollars decreased 10.8% compared to the amount registered during the same period of the previous year. This reduction was mainly due to lower demand from OEMs in Mexico and the U.S.. Production in the automotive industry decreased during the fourth quarter, affected by the difficult economic environment in the U.S., in which OEMs launched financing programs and discounts to reduce inventories. Therefore, auto sales in the U.S. increased 14.4% during the fourth quarter, while production decreased 2.0%.

In Mexico, total auto production during 2001 was 1,853,314 units, which represents a 3.6% decline when compared to 2000. Nevertheless, auto sales increased 4.5% during 2001, reaching 945,040 units, of which 50.8% were imports.

During the quarter Unik swapped its 60% stake in the valve business for TRW's 40% stake in the piston business (pistons, pins, and tappets). Therefore, valve sales are not included for comparison purposes versus the same period of the previous year. This transaction ends the partnership between TRW and Unik, as TRW takes over 100% of the valve business and Unik will control 100% of the piston, pin, and tappet business.

This quarter figures include depreciation of new investments, which began operating at a lower than expected demand, in addition to the continuation of costs which have not been able to adjust to the current market conditions. These factors resulted in a 17.1% reduction in operating income, expressed in dollars, a margin of 10.8% and operating cash flow of US$ 43.0 million, which represents a 4.2% decrease when compared to the same period of 2000.

When compared to the same quarter of the previous year, the Company experienced a decline in sales volumes, in some of the businesses, due to the aforementioned market decline, the most significant of which were:

|X|      Heavy-duty transmissions 53.2%,
|X|      Aluminum wheels 48.0%,
|X|      Steel wheels 10.6%,
|X|      Axles 21.4%,
|X|      Gears 11.0%,
|X|      c.v. joints 8.8%, and
|X|      Medium-duty transmissions 3.3%.


The following businesses showed sales increase, when compared to the same quarter period of the previous year:

|X|      Joints 4.4%,
|X|      Pistons 7.7%, and
|X|      Pick-up boxes 10.9%.


Exports reached US$ 146 million, a 6.8% decrease when compared to those registered during the same quarter of the previous year. The average utilization capacity in the transmissions, stamping, wheels and cv joints businesses reached approximately 75%.

Sales per employee increased to US$ 112,045, versus US$ 99,500 in the same period of the previous year. This result reflects increased productivity of the companies and the headcount reduction, in response to the current industry conditions.

During the quarter, the Company invested US$ 6.3 million in the following projects:

EXPANSION AND MODERNIZATION
---------------------------

|X|      Increased capacity of the constant velocity joints business, and
|X|      Increased capacity of the constant velocity joints business
|X|      Increased gear capacity

Chemical Sector [Chemical Logo]

As illustrated in Table 5, Chemical's net sales expressed in dollars were US$ 160 million, 19.0% below the figure reported in the fourth quarter of 2000.

                                                Table 5. Chemical sector figures
                              (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
---------------------------------------------------------------------------------------------------------
                                                    4Q01                       2001             4Q01
                                                     vs.                        vs.              vs.
                                4Q01       4Q00     4Q00   FY 2001   FY 2000   2000    3Q01     3Q01
---------------------------------------------------------------------------------------------------------
         Sales (Ps.)             1,486     1,985   -25.1%    6,870    8,263   -16.9%    1,755   -15.3%
---------------------------------------------------------------------------------------------------------
         Sales (US$)              160       198    -19.0%     721      805    -10.5%     187    -14.1%
---------------------------------------------------------------------------------------------------------
         Exports (US$)             41       63     -33.9%     229      254     -9.8%     59     -30.4%
---------------------------------------------------------------------------------------------------------
         Operating Income (Ps.)    84       83      0.5%      476      544    -12.6%     139    -39.7%
---------------------------------------------------------------------------------------------------------
         Operating Income (US$)    9         8      8.6%      50       53      -5.4%     15     -39.0%
---------------------------------------------------------------------------------------------------------
         Operating Margin         5.6%     4.2%              6.9%     6.6%              7.9%
---------------------------------------------------------------------------------------------------------
         EBITDA (Ps.)             149       173    -14.0%     776      858     -9.5%     216    -31.3%
---------------------------------------------------------------------------------------------------------
         EBITDA (US$)              16       17      -7.1%     82       83      -2.3%     23     -30.4%
---------------------------------------------------------------------------------------------------------

Volumes were negatively affected by the global economic slowdown. In the domestic market, there was a significant drop in consumption due to the contraction of various industrial activities. Among those were: the lack of construction in the public sector, (housing, roads, schools, etc.) as well as the lack of business in the furniture and footwear industry, among others. Many of our clients continued decreasing inventories therefore we experienced a lack of liquidity, which also resulted in a reduction of sales.

Average prices, in the global as well as domestic market, experienced a sharp decline due to reductions of prices of raw materials. Nevertheless, some businesses maintained or increased their spreads as a result of higher productivity and the decelerating depletion of raw materials as well as efficiencies achieved in operations and reductions in operating costs. The latter, resulted in a higher operating margin when compared to the same period of the previous year.

Current raw material costs seem to be stable due to their ample availability in the global market.

During the quarter, investments if fixed assets reached US$ 5.5 million. This amount was allocated to small projects such as the US$ 1.0 million invested in Quimica Combinatoria (Simix) for technology improvements, compared to the US$
9.1 million invested during the previous year.

[Graph 3 - Raw Material Prices displaying 2001 Raw Material Prices for Butadiene and Styrene]

Food Sector [Food Logo]

As shown in Table 6, sales expressed in dollars for the Food Sector reached US$ 106 million, a 2.9% increase when compared to the fourth quarter of 2000.

                                                      Table 6. Food Sector
                              (Figures in millions of constant pesos (Ps.) and U.S. dollars (US$))
---------------------------------------------------------------------------------------------------------------------
                                                       4Q01                          2001
                                                        vs.                           vs.                    4Q01 vs.
                                 4Q01        4Q00      4Q00     FY 2001   FY 2000    2000        3Q01        3Q01
---------------------------------------------------------------------------------------------------------------------
         Sales (Ps.)              977       1,029      -5.0%     3,647      3,733      -2.3%       915       6.9%
----------------------------------------------------------------------------------------------------------------------
         Sales (US$)              106        103       2.9%       384        364       5.3%        97        8.5%
----------------------------------------------------------------------------------------------------------------------
         Exports (US$)            28         27        4.3%       113        97        15.5%       37      -24.4%
----------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)            25         -11        NA         75        41        81.7%       28        -8.2%
----------------------------------------------------------------------------------------------------------------------
Operating Income (US$)             3         -1         NA         8          4       108.8%        3        -7.0%
----------------------------------------------------------------------------------------------------------------------
         Operating Margin        2.6%       -1.1%                 2.1%      1.1%                  3.0%
----------------------------------------------------------------------------------------------------------------------
         EBITDA (Ps.)             64         80       -19.9%      236        262       -9.7%       70        -8.3%
----------------------------------------------------------------------------------------------------------------------
         EBITDA (US$)              7          8       -13.5%       25        26        -1.9%        7        -7.1%
----------------------------------------------------------------------------------------------------------------------

The following table shows the operating margins of the branded products and commodities business:


                                                Table 7. Food- Operating Margin

                   ------------------------------------------------------------
                                           4Q01*         4Q00         3Q01*
                   ------------------------------------------------------------
                     Branded Products       3.6%         -7.8%        3.6%
                   ------------------------------------------------------------
                       Commodities          1.4%          4.5%        2.4%
                   ------------------------------------------------------------
                                        * Figures do not include the
                                               shrimp business


Branded Products
----------------

Dollar-denominates sales, expressed in dollars, increased compared to the previous year due to the improved volumes in Corfuerte and in the Del Fuerte brand by 11%, Nair by 38%, Embasa by 35% and Reynolds by 19%. Sales also reflect the increased market share in tomato paste by 5 percentage points, compared to the previous year, to 62.8%, as well as to the wider geographic coverage of ASF. La Victoria Sauce achieved a 13% market share in the Western United States through Enchilada Sauce with 17% and Taco Sauce, La Victoria, with 83.9%, the latter is number one brand in Western United States and the number two in Mexico with a 22% market share.

The improved operating profit reflects the higher sales volume, the significant recovery of prices of raw material costs, the continued improvement in manufacturing operations and the reduction in costs due to the rationalization of operations.


Pork Business
-------------

Pork business sales remained in-line with those of the same period of the previous year, however, the lower revenues and sales volumes in the Bajio region as well as the lower sales price negatively affected profits.

Production volumes during the quarter decreased 8.7%, when compared to the same period of 2000, mainly due to the Bajio region.

In addition, the national annual average pork price during the quarter decreased by approximately 1.0%, when compared to the same quarter of the previous year.

During 2001, the national average pork price decreased by 7.1% from Ps. 12.31 per kg. to a monthly average of Ps. 11.43 per kg.


[Graph 4- National Pork Price displaying national pork prices]

Dine [Dine Logo]
(Real Estate)

The real estate industry does not experience the same seasonality as the other industries in which Desc operates.

As seen in Table 8, Dine's sales expressed in dollars reached US$ 23 million, mainly driven by the sales of the Bosques de Santa Fe project.

                                                     Table 8. Dine Figures
                                 (Figures in millions of constant pesos and U.S. dollars (US$))
---------------------------------------------------------------------------------------------------------------------
                                                       4Q01                            2001
                                                        vs.                             vs.                   4Q01 vs.
                                 4Q01        4Q00      4Q00     FY 2001   FY 2000      2000        3Q01       3Q01
---------------------------------------------------------------------------------------------------------------------
         Sales (Ps.)             213         409      -47.9%       815       1,040     -21.6%       198       7.7%
-----------------------------------------------------------------------------------------------------------------------
         Sales (US$)              23         41       -43.5%       86         102      -15.9%       21        10.6%
-----------------------------------------------------------------------------------------------------------------------
Operating Income (Ps.)            50         30        66.2%       145        162      -10.6%       23       120.6%
-----------------------------------------------------------------------------------------------------------------------
Operating Income (US$)            5           3        81.7%       15         16        -1.7%        2       130.7%
-----------------------------------------------------------------------------------------------------------------------
         Operating Margin       23.6%       7.3%                  17.9%      15.3%      16.9%      11.3%
-----------------------------------------------------------------------------------------------------------------------
         EBITDA (Ps.)             56         52        6.4%        181        231      -21.6%       31        77.6%
-----------------------------------------------------------------------------------------------------------------------
         EBITDA (US$)             6           5        16.4%       19         22       -14.3%        3        84.7%
-----------------------------------------------------------------------------------------------------------------------

Sales during the fourth quarter of 2001 reached US$ 23 million, representing a decrease of 43.5% compared to sales during the fourth quarter of 2000. This decrease was mainly caused by the sale of the Four Seasons Hotel and the Santa Fe Shopping Center, which took place during February and September of 2001, respectively. This also reflects the non-recurring sale, in December of 2000, of the Kantenah land reserve. These three transactions contributed with approximately US$ 16 million to the figures of the fourth quarter of 2000.

The sales of the quarter are as follows: Bosques de Santa Fe represented 61% of total sales, followed by the Rio Santa Fe Land reserve with 24%, Punta Mita with 7% and other residential projects with 7%.

Operating margin was 23.6% and operating income increased 81.7%, to US$ 5 million, due to a sales mix with higher margins in the Bosques de Santa Fe and the Rio de Santa Fe reserve.

In Punta Mita Desc continues to sell large plots called "Ranchos" and continues developing and selling residential lots with ocean and golf course views.

Bosques de Santa Fe continues with its sales which are expected to be completed during 2002.

"Building North B" of the Arcos Bosques project, which is a 50-50% association with ICA, was completed and delivered in October. There were 1,267 m2 (8% of the total space) available, which were sold in January 2002.

In September 2001, in association with ICA, construction of section "C" of this building commenced. Bids for this project are currently being analyzed.

During this quarter, approximately US$ 4.0 million were invested in the Bosques de Santa Fe project, US$ 2.0 million in Arcos Bosques and US$ 3.0 million in Punta Mita.

As previously mentioned, in December 2001 we concluded the sale of a non-strategic land reserve called Rio de Santa Fe, located in the Santa Fe area, for US$ 5 million. This transaction as well as the sale of the Four Seasons Hotel and the Santa Fe Shopping Center, in Mexico City, reflect Desc's strategy to divest non-strategic assets.



                                Tables to Follow

--------------------------------------------------------------------------------------------------------
                                  Desc, S.A. de C.V. and Subsidiaries
                                      Consolidated Balance Sheet
                       (In millions of constant pesos, as of December 31, 2001)

                                                                         2001         2000        %
Assets
Current Assets:
Cash and Short Term Investments                                          1,370        1,608      -14.8%
Account and Documents Receivable (net)                                   3,681        4,765      -22.7%
Inventories and Other Assets                                             3,205        5,095      -37.1%
Total Current Assets                                                     8,256       11,468      -28.0%

Land held for development and real estate projects                       3,838        3,902       -1.6%
Fixed Assets                                                            12,284       14,771      -16.8%
Investments in shares of Subsidiaries Non Consolidated                     367          410      -10.4%
Other assets                                                             2,967        2,975       -0.3%
Total Assets                                                            27,713       33,526      -17.3%

Liabilities
Current Liabilities:
Banks Loans                                                              3,036        3,904      -22.2%
Suppliers                                                                1,830        2,258      -18.9%
Taxes to be paid                                                           732          193      279.8%
Other Liabilities                                                        1,434        1,362        5.3%
Total Current Liabilities                                                7,032        7,716       -8.9%

Long-Term Debt                                                           7,058        8,846      -20.2%
Deferred taxes                                                           1,140        2,164      -47.3%
Other                                                                      435          454       -4.2%
Total Liabilities                                                       15,664       19,180      -18.3%

Stockholders' Equity
Capital Stock                                                               18           18        0.0%
Paid-in Surplus                                                          1,170        1,170        0.1%
Retained Earnings  and Reserve for Repurchase of Shares                 20,158       20,278       -0.6%
Others                                                                 -12,953      -12,057        7.4%
Total Majority Interest                                                  8,393        9,409      -10.8%
Minority Interest                                                        3,654        4,938      -26.0%
Total Stockholders' Equity                                              12,047       14,346      -16.0%
Total Liabilities and Stockholders' Equity                              27,712       33,526      -17.3%
--------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                             Desc, S.A. de C.V. and Subsidiaries
                                                Consolidated Income Statements
                                  (In millions of constant pesos, as of December 31, 2001)
------------------------------------------------------------------------------------------------------------------------------
                                                                        2001 vs.                                      4Q01 vs.
                                                 FY 2001   FY 2000       2000   1Q01   2Q01   3Q01   4Q01   4Q00        4Q00
------------------------------------------------------------------------------------------------------------------------------
Sales                                            20,747     24,471      -15.2% 5,484   5,203  5,202  4,858  6,075      -20.0%
Cost of Sales                                    15,517     18,213      -14.8% 4,152   3,875  3,893  3,596  4,630      -22.3%
Gross Profit                                      5,230     6,258       -16.4% 1,331   1,329  1,308  1,262  1,445      -12.7%

Operating Expenses:
Administrative and Selling Expenses               3,564     3,895        -8.5%  909     884    878    892   1,056      -15.5%
Operating Income                                  1,666     2,363       -29.5%  422     445    430    369    390        -5.3%

Interest Expense                                  1,018     1,201       -15.2%  275     267    257    219    192        14.1%
Interest Income                                   -123       -148       -59.3%  -43     -35    -20    -25    93        -59.3%
Exchange Gain (loss), net                         -216       437       -149.5%  -123   -315    364   -142    271      -152.4%
Gain on Monetary Position                         -348       -769       -54.8%  -92     -97    -81    -77   -228       -66.0%
Comprehensive Financial Result                     331       720         -9.2%   17    -181    520    -25    328      -107.7%

Other Expenses and Extraordinary Events            915       417        119.7%   83     105    130    598    193       210.6%

Income before Taxes                                418      1,227       -65.9%  322     521   -220   -204   -130        56.1%

Provisions:

Income and Asset Tax                               326       345         -5.5%  141     173    96     -84   -172       -50.9%
Employee Profit Sharing                            145       130         11.8%   47     36     35     26     -12      -317.0%
Deferred Income Taxes                             -270       104       -359.2%  -95     -17   -132    -26    207      -112.7%
Total Taxes                                        200       578        -48.6%   93     192     0     -85    23       -466.6%

Net Consolidated Income                            218       649        -66.3%  228     328   -219   -120   -154       -22.4%

Minority Interest                                  185       361        -48.8%   58     57     10     60     57          4.1%
Majority Net Income                                34        288        -88.3%  170     273   -229   -180   -211       -15.2%

12 months Net Income per Share*                   0.69       0.51       NA      0.32   0.78   0.37   0.69   0.59      NA
 Excluding extraordinary charges
* Number of shares outstanding :                  1,369     1,369       NA     1,369   1,369  1,369  1,369  1,369     NA
 (Millions of Shares)
EBITDA                                            2,869     3,599     -20.3%    730     753    738    648    749    -13.4%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                        FY 2001   4Q01    3Q01    2Q01    1Q01
------------------------------------------------------------------------------
Sales (US$)
------------------------------------------------------------------------------
Consolidated                              2,177    524     553     554    546
------------------------------------------------------------------------------
Autoparts Sector                            985    235     247     250    253
------------------------------------------------------------------------------
Chemical Sector                             721    160     187     190    183
------------------------------------------------------------------------------
Food Sector                                 384    106      97      94     86
------------------------------------------------------------------------------
Real Estate Sector                           86     23      21      18     23
------------------------------------------------------------------------------
Exports (US$)
------------------------------------------------------------------------------
Consolidated                                981    216     252     264    248
------------------------------------------------------------------------------
Autoparts Sector                            639    146     156     173    164
------------------------------------------------------------------------------
Chemical Sector                             229     41      59      67     61
------------------------------------------------------------------------------
Food Sector                                 113     28      37      25     23
------------------------------------------------------------------------------
Operating Income (US$)
------------------------------------------------------------------------------
Consolidated                                175     40      46      48     42
------------------------------------------------------------------------------
Autoparts Sector                            108     25      27      27     29
------------------------------------------------------------------------------
Chemical Sector                              50      9      15      14     12
------------------------------------------------------------------------------
Food Sector                                   8      3       3       4     -2
------------------------------------------------------------------------------
Real Estate Sector                           15      5       2       4      3
------------------------------------------------------------------------------
Operating Margin
------------------------------------------------------------------------------
Consolidated                               8.0%   7.6%    8.3%    8.6%   7.7%
------------------------------------------------------------------------------
Autoparts Sector                          11.0%  10.8%   10.7%   10.8%  11.6%
------------------------------------------------------------------------------
Chemical Sector                            6.9%   5.6%    7.9%    7.4%   6.6%
------------------------------------------------------------------------------
Food Sector                                2.1%   2.6%    3.0%    4.4%  -1.9%
------------------------------------------------------------------------------
Real Estate Sector                        17.9%  23.6%   11.3%   22.5%  14.6%
------------------------------------------------------------------------------
EBITDA (US$)
------------------------------------------------------------------------------
Consolidated                                302     70      79      80     73
------------------------------------------------------------------------------
Autoparts Sector                            180     43      45      46     46
------------------------------------------------------------------------------
Chemical Sector                              82     16      23      23     20
------------------------------------------------------------------------------
Food Sector                                  25      7       7       8      3
------------------------------------------------------------------------------
Real Estate Sector                           19      6       3       5      5
------------------------------------------------------------------------------

-----------------------------------------------------------------------
                          TOTAL SHARES OUTSTANDING
-----------------------------------------------------------------------
Series "A"                587,479,900                    42.9%
-----------------------------------------------------------------------
Series "B"                506,257,866                    37.0%
-----------------------------------------------------------------------
Series "C"                275,341,610                    20.1%
-----------------------------------------------------------------------
    Total                1,369,079,376                   100.0%
-----------------------------------------------------------------------

-------------------------------------------------------------------------------
                              FINANCIAL INDICATORS
                                     4Q01     3Q01     2Q01    1Q01     4Q00
-------------------------------------------------------------------------------
Interest Coverage                    3.3x     3.3x     3.0x    2.9x     3.1x
-------------------------------------------------------------------------------
Short-Term Debt                       30%      29%     29%      32%      30%
-------------------------------------------------------------------------------
Long-Term Debt                        70%      71%     71%      68%      70%
-------------------------------------------------------------------------------
Peso-denominated debt                23%       22%     22%      20%      19%
-------------------------------------------------------------------------------
Dollar-denominated debt              77%       78%     78%      80%      81%
-------------------------------------------------------------------------------













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